UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          FORM 10SB-12G/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934

                     REGEN ENVIRONMENTAL INC.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)

        DELAWARE                           13-4025857
        --------                          ------------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

1700 Montgomery Street - Suite 111
San Francisco, California                     94111
----------------------------------            -----
Address of principal executive offices)    (Zip Code)

Registrant's telephone number              415-835-9488
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

           10,676,000 Shares of Voting Common Stock

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes   X       No

As of July 31, 1999, the following shares of the Registrant's common stock were issued and outstanding:

25,000,000 shares authorized, $0.01 par value
10,676,000 issued and outstanding

Traditional Small Business Disclosure
(check one): Yes  X      No

INDEX

ITEMS                                                 PAGE

Item 1. BUSINESS                                       3

Item 2. FINANCIAL INFORMATION                          9

Item 3. PROPERTIES                                     14

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                          14

Item 5. DIRECTORS AND EXECUTIVE OFFICERS               15

Item 6. EXECUTIVE COMPENSATION                         19

Item 7. CERTAIN RELATIONSHIPS AND RELATED
        TRANSACTIONS                                   20

Item 8. LEGAL PROCEEDINGS                              21

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE
        REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTER                             21

Item 10. RECENT SALES OF UNREGISTERED SECURITIES       21

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO
         BE REGISTERED                                 21

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS     22

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA   23

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE        44

Item 15. FINANCIAL STATEMENTS AND EXHIBITS             44

         SIGNATURES                                    45

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

REGEN ENVIRONMENTAL, (the "Company"), a development stage company, was organized on December 19, 1996 as Dach Industries, Inc., under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

The Company was initially formed to provide leisure equipment and software through a chain of warehouse style stores in the United Kingdom. The retail products to be provided by the company were televisions, computers and hi-fi stereo equipment. The Company believes that the fall in price of then existing technology provided for a high level of growth in the home entertainment market.

Prior to entering this market, the Company conducted additional research pertaining to consumer demand and retail sales. The Company was approached by another business entity to enter the retailing of golf and golf related products. The Company believed, based on its research, that this area provided greater opportunities for success and therefore chose to enter the sporting goods field. To better market its retail interests, the Company on February 17, 1997 decided to change its name to Total Golf Inc.

The Company's initial objective failed because of poor strategy and the lack of a viable marketing plan. In 1997, a new government was formed in the United Kingdom and there was uncertainty as to the fiscal and economic policies which the new government would implement. As such, investors were weary of funding high risk investments such as the Company and focused their interest in low risk investments.

The Company then decided to pursue a new business and began to search for potential opportunities. The new and current management of the Company took over and decided to seek to consummate a merger or business acquisition with another entity. The Company believed that this was the best opportunity which the shareholders had to realize a return on their investment in the Company. The Company also felt that the name "Total Golf Inc" limited the Company's opportunity to attract potential business opportunities. It therefore decided on April 16, 1998 to change the name of the Company from "Total Golf Inc." to "Tallman Supply Inc."


On October 20, 1998, the Company agreed to terms to acquire the Atrium Group of Companies (hereinafter "Atrium"). A meeting of the board of directors was held at Talbot House, High Street, Crowthorne Berks, United Kingdom, whereupon the company voted to effectuate the acquisition. The terms of the acquisition were that the owners of the shares of common stock of Atrium would sell their 100% ownership to the Company, representing 100 shares of common stock, in exchange for 10,000,000 shares of common stock, post reverse split, par value $0.001, in the Company. A copy of the acquisition agreement is attached as Exhibit 10. The transaction closed on January 13, 1999 after all the terms and conditions under paragraph 7 of the Agreement were met.

Atrium was formed in November 1997 to develop three technology platforms in metals remediation, carbon technology and land remediation. Atrium sought to raise capital to develop the technologies, conduct research and development to bring the technologies to the point of commercial implementation and developing marketing channels to enable early establishment of commercial partners in the appropriate markets for each technology. The Directors have contributed the funding towards these efforts.

The three technology areas which Atrium sought to develop are as follows:

Metals Remediation:
Oxford University had carried out work, on the recovery of gold and zinc from mining and industrial process waste, using biotechnical and naturally occurring, chemical processes. Laboratory results had been the basis of discussion with potential clients who were willing to disclose their technical data in order to evaluate and commit to investing in the development of the processes with a view to licensing in the future.

Following the acquisition, development of the zinc recovery process is continuing with Oxford University and a prospective licensee for one particular market sector where zinc recovery is an attractive proposition in significantly reducing the process costs as well as producing saleable waste. Further programmes involving management of cyanide contaminated mine waste, sulphur recovery, and nickel are also being pursued.

Land Remediation:
Regen's land remediation platform currently consists of three technologies, which can be used individually or together to solve problems. A laminated planting matrix using various papers and films suited to the delivery of seeds in different situations where a controlled environment is needed for good germination, such as arid or contaminated soil conditions. In addition we are developing the ability to decontaminate land by use of selected, specialised plants (hyperaccumulators) which will draw up metals and salts allowing the crop to be harvested and the contaminant removed from the site. This technology is being developed with Oxford University and other sources of specialist knowledge in this field (known as phytoremediation), in Europe and the USA. Finally we are working with our Australian partners to add rapid growth techniques to this platform. This will be of particular value in areas of high value pharmaceutical crops, as well as in the developments of increasingly active hyperaccumulators for remediation.

Carbon Reactivation
At the time of acquisition Atrium had established a joint venture with Carbon Cor (pty) Ltd of South Africa and gained access to activated carbon production and re-activation technology. Used in filtration in many industries including water, food production, waste management and mining, activated carbon is usually produced on large-scale plant by a limited number of companies around the world. As a result the cost of reactivation for large users, such as the water and mining industries is prohibitive and small runs of specialized grades very expensive. As a result of the political isolation of South Africa over many years local technology development has led to a unique re-activation process, using superheated steam, being successful created. Commercial success for this business in South Africa and the interest of major clients in the food, brewing, water and mining industries in Europe and Australia provided further confidence in the value of this technology to the business.

On November 1, 1998, the company decided to change its name to Regen Environmental Inc., as it better reflected the proposed operations of the Company.

The Company is currently developing the commercial opportunities for this technology in the UK/European and Australian market places. This program will include further technical development to meet specific needs for particular application areas. In particular the company is attempting to develop relations with suppliers to the food industry.

The Company is developing a "solutions" oriented market approach.
This means that only technologies with a viable end-use market will be developed. The Company will therefore grow organically, by matching market needs with new or modified platform technologies and by technology acquisition.

The Company's activities are being developed as vertically integrated products contributing to a bio-environmental portfolio. The portfolio will categorize the Company as embracing the principles of sustainable development through the profitable remediation of contaminated sites and contaminated site waste arisings and the subsequent profitable after-use of sites and products. The Company will aim to become a "one stop shop" for releasing the potential of contaminated sites and materials. The Company will also generate spin-offs from these technologies while retaining varying degrees of interest in those businesses for its overall objectives.

The Company intends to develop a number of commercial subsidiaries to administer the business operations. Those subsidiaries are to be as follows and a description of the each subsidiaries' milestones are included:

Regen Agriculture Ltd. - Plant growth matrix for agricultural, pharmaceutical and civil engineering propagation under adverse soil/weather conditions. Milestone: Develop a project plan for hyperaccumulation research with associates in Australia and South Africa. Develop specific opportunities to extend European research in association with UK government body for remediation.

Regen Metals Ltd. - Microbiological/metallurgical removal of strategic precious metals from mine tailings and contaminated sites. Milestone: Conduct further research of sulphur management in the steel industry. Continue development of zinc recovery project for UK and Southern African clients.

Regen Carbon Tech Ltd. - Carbon reactivation technology for reactivating carbon filter media together with other advanced filtration technologies. Milestone: Initiate a study and planning for Southern Pacific based plant producing activated carbons with South African and Australian joint venture partners. Seek a potential partner for reactivation technologies to be commercialized.

Regen Solutions Ltd - A consultancy and research and development entity with the task of identifying, evaluating and developing new technologies and evaluating demand for new technologies.
Milestone: Pursue associated waste management projects which are to be planned with authorities in the South Pacific. Launch the company officially with supporting literature and marketing efforts.

The broad aims of the Company are to develop a sufficient income stream from each entity.

The Company currently has no full-time or part-time employees. Upon clearance of the Company's Form 10 by the SEC, Chris Every and Patrick Foss Smith, will become full time employees. B H Gray (Director), L. Cooper (Company Secretary) and A. Mistry (Finance Officer), C. W. Knowles (Non executive Technical Director), will be contracted members of the management staff working agreed hours, as the Company's business growth requires. In the interim, these individuals are providing their services to the Company without charge. As the Company's operations grow, the contracted members will be considered for full time employment and support staff will also be hired to assist in the Company's daily activities.

The Company currently holds the right to market and operate the technology for production, reactivation, and servicing of activated carbon owned by its partner Thermex Carbontech (PTY) Ltd of the Republic of South Africa, through a joint venture arrangement. This is currently operating under a heads of agreement while the final structure is drawn up to form a new operating company owned in equal proportion by the partners.

The Company currently does not have any environmental liabilities. The company may, at some time in the future, become involved in, or advise upon land remediation or similar works for which full environmental risk assessment will be appropriate to
quantify resultant environmental liabilities.   Professional
advice has been sought on the necessary internationally applicable insurance coverage needed for such work and arrangements made to cover each such liability on the international insurance markets. The arrangement is managed through a process of submitting the proposals for each project for assessment, to the brokers concerned, in detail and for subsequent addition to an overall cover arranged for the company.

The Company's operations to date have consisted of marketing activity and research carried out with the objective of seeking out specific client opportunities which will be developed through
the application of the technologies sourced.   These activities
have resulted in the acquisition of such rights, commercial partnerships and licenses as the company currently holds or is negotiating and a number of prospective projects, both short and long term. The transition of three of these projects from prospect to live client, two in metals remediation and one in carbon reactivation continues. All three are expected to become operationally live revenue contributors in the next half year. Two are UK based prospects and the third is in Southern Africa. The time taken to realise the commercial potential for these potential operations will be greatly reduced by the investment income the company is expecting under the agreements attached to this filing, enabling earlier commitment to investing in plant and associated equipment.

A joint venture has been set up with Carbon Cor (Pty) Ltd of South Africa, the joint venture is a South African company with each shareholder party owning 50%. The company is ASA Biotechnologies (Pty) Ltd, of 406 Die Anker, 1279 Mike Crawford Avenue, Centurion, Pretoria, RSA and the registered number is 97/11804/07, Previously known as Carbon Dynamics. The share capital is RSA Rand 1000, of which 100 are issued, paid for by the respective partners. At this point in time the company has not traded and remains dormant until there is a live project to do so. As such there are no trading accounts for this joint venture and the Company's participation is unreported due to no activity. The principle of the joint venture is that the partners each contribute key elements which, the other does not have, to enable the business to offer clients effective, competitive solutions. The Carbon Cor existing business links in the mining industry, through chrome mining activities, and the metals trading markets round the world provide a powerful support to the Regen remediation technologies. In doing so they give the Company both prospective customers and the exit route for recovered ores at market price or on long term contracts.
The Company is filing this Form 10-SB on a voluntary basis for the purpose of making information regarding its operations readily available to the public.

The only existing subsidiary companies are those acquired by the Company, with the Atrium Group of Companies Ltd. They were all formed when purchased in December 1988 as "off the shelf" UK registered entities. Their names currently are Atrium Metals Ltd (Reg. No. 3460345), Atrium Agriculture Ltd (Reg. No. 3460273), Atrium Healthcare Ltd (Reg. No. 3460343) and Atri Ltd (Reg. No. 3460340). Each of these companies has not traded as yet as there have been no operations and they will be utilized under revised names as Regen UK-based subsidiaries in due course. All are 100% owned by the parent company.


YEAR 2000 DISCLOSURE

The Company is aware of the Year 2000 issue and states that it currently does not maintain any material active operations which it foresees will be impacted by the Year 2000 problem.
Management therefore does not anticipate that the company will be affected by this issue, financially or otherwise. This disclosure complies with the directives of the Securities and Exchange Commission, specifically Staff Legal Bulletin No. 5 (CF/IM), regarding Year 2000 issues.

Item 2.    FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company is a development stage company. The Company has no assets and no recent operating history. The Company's goal is to develop biotechnology and related solutions to environmental problems in three key technological areas. Those areas are the remediation of precious and strategic metals from mining and other wastes; the development of matrices to improve stabilization of remediated land surfaces and commercial agricultural processes in harsh climates; and the development of carbon related technologies which increase the use and life of carbon filtration materials.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to sustain its business operations or achieve material profits. In the opinion of management, inflation has not and will not have a material affect on the operations of the Company over the next six months as the Company currently does not have any significant assets, debt or income.

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient investment in the
Company to cover such expenses.   However, if the Company engages
outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to
raise additional funds.   There is no assurance that the Company
will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

There is no certainty that the Company's business operations will be successful or profitable. There is also no certainty that the Company will be able to operate a successful business. Potential investors are alerted that the investment in the Company is highly speculative and involves a high degree of risk.

The Company has raised $1.65 million dollars to allocate towards its business operations over the next four years. The capital raised by the company from Biotechnology & Healthcare Ventures and European Technology Investments Ltd is in the form of loans secured by promissory notes in each case, as detailed in the agreements attached to this filing. The loans become available, under the terms agreed, when the Company has completed registration with the SEC and the NASDAQ market. In return for securing these funds the companies received the option of shares to the value of 20% of the issued share capital each, or 2,135,000 shares. These shares will be released to the companies as the funds are released to Regen. At this time, the Company has not received any funding. As such, the companies may be termed as investors in the business and ultimately creditors with loans of $1,650,000 outstanding to them under the terms of the promissory notes.

The purpose of this investment is primarily to provide working capital during the further development phases of each of the technology platforms planned in year one. The funds will support the development programs during the first year as commercial relationships are established and license fees and royalties are established. The availability of the additional working capital will also protect the market leadership achievable in certain technologies, through protection of the Intellectual Property involved and speeding the time to market.

The Company intends to extend the development of the three technology platforms through licensing specific applications of the technologies and thereby acquiring additional financing from licensing arrangements. This will create the opportunity for the Company to provide operational services for these applications and to earn ongoing revenues from the applications under license.

The Company also plans to raise further funds to enable the investment in an operational plant for the Metals and Carbon technologies and to fund further acquisition of related technologies at the earliest possible stage from sources including University departments and technology incubator organizations. The technology incubators and University sources used for research and development are not investors in our business but are suppliers. The Company is currently undertaking research from Oxford University and are in final discussions with others including Southampton, Greenwich and Surrey Universities in the UK. These institutions may be commissioned to undertake specific research on our behalf or they may provide developed technology, not yet commercialised, which we wish to acquire.

Under the terms of the Company's arrangement with Oxford University, the Company anticipates that it will satisfy an outstanding balance of $82,467 which remains owing to this institution. This balance would be paid once the Company receives the funding Biotechnology & Healthcare Ventures and European Technology Investments Ltd. Investors are alerted however that there is no guarantee that the Company will receive such funding to satisfy this outstanding expense.

The Company intends to achieve this by becoming listed in an equity market which would enable it to raise funds from professional investors and institutions in the initial stages prior to a full IPO. At the present, the Company is not listed on any equity market and there are no applications pending for such listing.


TECHNOLOGY INVESTMENT

The Company will seek to purchase technology to provide the basis of the products for Regen Agriculture's initial commercial implementation. Additional investments and acquisitions will be made in the future, when and where appropriate, to develop the Company's technologies. The Company has adopted a policy to acquire technologies only where the market for those technologies is already defined and readily available.

The Company will locate acquisition candidates through commercial organizations developed by various Universities which operate solely to seek out commercial partners to commercialise research. The Company intends to utilize this resource targeting candidates active in environmental technology research programs. The Company will also seek candidates through government bodies which offer support to new businesses and new ideas needing to be commercialised. The Company has already established links with the UK government's Brownfield site remediation body, CLAIRE, and to the European Union Directorate XI personnel who are active in our aspects of environmental technology support. It is intended that the Company will maintain a continuing marketing campaign to these technology sources to ensure a high profile and attract acquisition candidates.

There are three technology platforms under development by the Company. They are as follows:

Remediation of Metals: Three projects have been initiated in a program with Oxford University and under the auspices of the UK's, Natural Research Council (which will be added to in due course) providing the foundation for the development program. Those areas are remediation of gold, PGMs (platinum group metals) and zinc. In each area the research has focused upon both a biological route and a chemically engineered route to the extraction of residual value in mining waste in such a way as to improve and sustain the local environment and create no harmful consequences for it. Proof of principle in each case will result in the involvement of a commercial interest from prospective licensees of the technology in the relevant industry for the metal being remediated. In each case the intellectual protection of the process will be further secured by protection of elements in the production process at the point of scaling up to pilot plant. Additional target metals, including copper, nickel and cadmium, and related projects will be built upon these three founding areas in due course following the proof of principle phase being completed for each. The level of research required and potential development programs for these metals cannot be defined at this stage. In addition commercial opportunities arising from available sources of material to remediate will influence the focus of further projects.

Agricultural & Land Remediation Systems: The core of this business will be based upon the acquisition of a range of products which the company hopes to acquire. The development of such products includes a laminated growing matrix which provides a number of beneficial controls to the user including greatly reduced use of water, improved germination rates, precise and accurate methods of application for pesticides and herbicides as well as targeted application of fertilizers, and in commercial agriculture the reduction of crop management labor and opportunity to increase yields as well as the number of crops per season in some cases. In addition the process of planting is both simple and rapid requiring minimal labor. While commercial activity will establish the products, further research to develop a more sophisticated matrix with greater biodegradability will be undertaken in the first year. In addition, the Company has the support of the agricultural departments of Hawksbury College (Western Sydney University, Australia) and Pretoria University in South Africa. These Universities provide the Company with technical and trial facilities in their local markets on an ongoing commercial arrangement under non-disclosure agreements, enabling climatic, soil and seed variety trials to be conducted in a controlled environment on behalf of clients.

Carbon Reactivation Technology:
Activated Carbon (GAC - Granular Activated Carbon) is a high-performance filtration system normally produced as granules or powder. GAC is used within the food and drinks industry, water treatment systems, gas filtration systems and other applications to remove impurities from a process flow. The filtration
properties of activated carbon are well known   World War II gas
masks were charged with GAC to filter out chemical warfare. It is a relatively expensive commodity which can only be used once.

The Company, in association with its South African joint venture partners, are developing applications for a patented GAC re-activation system which allows the carbon to be re-used many times following low-cost re-processing. The applications currently being developed are based on a vertically integrated production and re-activation business which includes the growing of coconuts (from which GAC is made) to a range of agricultural products, specialist filtration devices and contract filtration services.

Market opportunities for these applications are currently being developed in the UK, South Africa, Australia and Polynesia. Major players in the brewing, foods and water treatment industry are in discussion with a view to employing the technology to optimizing their current usage of GAC.


INTENDED PLAN OF OPERATION

The development of the business will consist of a number of phases dependant upon the raising of funds. The anticipates phases are as follows:
Phase 1: The Company's current position which is to develop the core structure of the Company along with research and a marketing plan.
Phase 2: The investment of $1,650,000 by two companies will provide the development capital to establish a number of live research projects over the first twelve months of funded operation. There will be a mix of medium term (12 to 36 months to fruition) research projects and short term technology development directly related to client projects (6 to 12 months to application). In addition the funding will support the development of an operational infrastructure to run the business. This includes accelerating the marketing activity in the international partnership territories, seeking out further relevant technologies for future acquisition and the protection of IPR being developed currently.
Phase 3: Running concurrently with Phase 2 the Company will be developing certain projects specific to clients where the funding will be substantially supported by the client as development funding, licensing fee, and capital funding for projects on their sites. Through these partnerships the client gains security and more control of the license on the technology developed for them and the Company gains assistance in the development costs enabling it to explore market opportunities from a broader base. Phase 4: Phases 1 to 3 will enable the Company to operate without further funding over the initial twelve to eighteen months of operation. Management believes that during year two of its operations, the Company should prepare for and seek funding through an initial offering on the NASDAQ market. These funds, if raised, would provide further research capital and enable faster growth through investment in client operations in each of the Company's technology platforms as well as seeking acquisition opportunities for which the Company will be searching the market on an ongoing basis.

As a result of implementing this plan, the Company does not foresee a major growth in personnel. The Company's operational and research base will remain in the Cambridge area in the UK and the additional staff employed in the first twelve months of trading should not exceed 8 persons. Additional support, if needed, may be obtained by joint venture partners in each of the territories who already have infrastructures in place at a local level.


Item 3.    DESCRIPTION OF PROPERTY

The company's administrative offices are located at 1750 Montgomery Street, San Francisco, California 94111. The company also maintains offices, on a short term rental arrangement, at Alexander House, 38 Forehill, Ely, Cambridgeshire, CB7 4AF, United Kingdom The company at this time has no other material assets or property.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets forth the information, to the best knowledge of the Company as of December 31, 1998, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

Biotechnology &
Healthcare Ventures          2,135,200                     20.0%

European Technology
Investments                  2,135,200                     20.0%

Patrick Foss-Smith           1,676,132                     15.7%
7 Longleat Riverfield Dr.
Bedford, ENGLAND

Bernard Gray                 1,676,132                     15.7%
7 Hunt Avenue
Worcestshire, ENGLAND

Christopher Every            1,676,132                     15.7%
5 Pearson Close
Cambridge, ENGLAND

Christopher Knowles            160,140                     1.5%
24 Flemings Road
Woodstock, ENGLAND

The Company has been advised that each of the persons listed above has sole voting, investment, and dispositive power over the share indicated above. Percent of Class (third column above) is based on 10,676,000 shares of common stock outstanding as of the date of this filing.


ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------

Chris Every           46     President and Director        None
Patrick Foss-Smith    45     Vice-President and
                               Director                    None
Bernard Grey          62     Vice-President and
                               Director                    None

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

C.G. Every, P. Foss Smith, B. Gray and Chris Knowles have all served as Directors of the Company since January 1999.

Set forth below is certain biographical information regarding the Company's executive officers and directors:

Chris Every, President, has a successful career in sales and marketing, predominantly in the industrial and business to business areas, working up to board level management roles. His career includes sales and marketing roles for Wiggins Teape
(paper and coated materials), National Starch Corporation of America (a Unilever subsidiary group and world leader in packaging and converting adhesives), International Marine
Coatings (a Courtaulds subsidiary group coating over one third of the worlds ships) and GEC (fractional horsepower motors). In
1985, Chris Every began operating as an independent management consultant and worked for a wide range of clients including Electrolux, Entre Computers, Promo Ticket Promotions Ltd and Ashridge Management College. From 1988 to 1991 he took a long term role with Williams Holdings PLC, running a group of subsidiaries, in the communications and office equipment sector in the UK and Europe, which were awaiting disposal following their purchase of the GBP350M Pilgrim House Group. He has provided consultancy in the UK and Europe to major companies and government bodies on strategic management, sales, marketing and IT projects.

Patrick Foss-Smith, Vice President, is an engineer and brings a wide range of practical experience to the team in the area of waste management in particular. He was trained as a marine engineer with the merchant marine, later joining the army as a Royal Engineer gaining experience in heavy civil engineering projects, overseas road building projects and a specialization in explosives. On leaving the Army he moved into the field of waste management with George Wimpey PLC, taking responsibility for the design and building of specialist road and rail plant including, a pyrophoric catalyst screening rig, inert entry life support vehicle, TRACVAC - a rail mounted cleaning plant and a single pass cleaning platform for London Underground. He then moved to a role responsible for the conveying of high pressure water jetting and vacuum wastes for such areas as the petroleum industry. He became an independent consultant in 1985 and has since built a successful career and reputation for himself with a wide range of clients bringing the opportunity to broaden his already extensive experience still further.

Bernard Gray is a mechanical engineer with experience in general management in the automotive and related component manufacturing industries. He began his senior management career as Deputy Chief Engineer of TRW UK, moving to Japan to take a senior role with the TRW business there and then back to Europe as Director of Engineering Europe. In 1985 he moved to Gleason Corporation, USA, and took contributed to that company's revival by restructuring that company's international business. In 1988 he returned to the UK as Technical Director at the Parkfield Group plc. In 1990 he established the European base for a paper engineering business manufacturing automotive components for the largest paper manufacturer from Japan. In the last year he has moved into independent management consultancy with clients including Volvo, Lear Corporation and other automotive industry specialists.

Patrick Foss Smith, Bernard Gray, and Chris Every were founding members of the Atrium group of companies and involved in the development of the business/technology concept from the beginning, in 1997. In addition to these three main officers the company is strengthening the management team through appointing a number of additional Directors. These include, Arthur Johnson, main shareholder and Director of our South African partners, Carbon Cor (Pty) Ltd who was asked to join the Board in January 1999, and Professor Chris Knowles of Oxford University, also in January 1999.

In the course of the next quarter we are appointing; Ms Libby Cooper, a very experienced environmental lawyer and UK qualified company secretary as Company Secretary and Mr Bill Gerard, a well recognized non executive director with prominent career success in the biotechnology industry and current directorships of a number of successful companies in the UK and Europe.

The three senior officers commitment to Regen is as follow:

Chris Every will be devoting full time effort to Regen with the exception of occasional days fulfilling existing obligations as a non executive / non full time Director of two other UK companies. Both these roles are derived from his past career in consultancy and are not significant contributors to his annual income.

Patrick Foss Smith will be devoting full time effort to Regen with the exception of occasional days fulfilling non executive / consultant roles derived from his past as a waste management consultant. These connections are seen to be of great value to Regen, in developing industry and market contacts and business opportunities.

H Bernard Gray expects during the first year of operation to spend over sixty percent of his time being involved with Regen business. This percentage for year two will develop to almost full time as progress is made on projects during year one.

Chris Knowles will be providing ongoing scientific and technological support to the management on the basis of three to four days a month as and when required.

As the various technology platforms develop each will require further operational management within its specific subsidiary company and the appropriate management to develop it to market as effectively as possible. In the light of this the directors and officers are already targeting suitable managers to employ.

To the best knowledge of management, during the past five years, no present or former director or executive officer of the
Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock. The following table sets forth, as of the date of this report, the name and relationship of each person who is required to file on a timely basis any reports required pursuant to Section 16 of the Exchange Act:

Name                             Position        Report to be
filed
----                           ---------       ------------------
Biotechnology &
  Healthcare Ventures          20.0% ownership      Form 3
European Technology
  Investments                  20.0% ownership      Form 3
Patrick Foss Smith             15.7% ownership      Form 3
Bernard Gray                   15.7% ownership      Form 3
Christopher Every              15.7% ownership      Form 3


Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company will pay the following compensation packages to its three operational directors as set forth above:

         * A basic salary of $85,000 per year
         * Fully expensed vehicle and other operating expenses
         * Healthcare and insurance packages


COMPENSATION TABLE: None; no form of compensation was paid to any officer or director prior to the acquisition of Atrium.

CASH COMPENSATION:
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended December
31, 1998.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: Compensation is paid to the three operational directors as set forth above.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
            WITH MANAGEMENT AND OTHERS.

To the best of Management's knowledge, during the fiscal year ended December 31, 1997 and 1998, there were no material transactions, or series of similar transactions, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

On October 20, 1998, the Company agreed to terms to acquire the Atrium Group of Companies (hereinafter "Atrium"). A meeting of the board of directors was held at Talbot House, High Street, Crowthorne Berks, United Kingdom, whereupon the company voted to effectuate the acquisition. The terms of the acquisition were that the owners of the shares of common stock of Atrium would sell their 100% ownership to the Company, representing 100 shares of common stock, in exchange for 10,000,000 shares of common stock, post reverse split, par value $0.001, in the Company. A copy of the acquisition agreement is attached as Exhibit 10. The transaction closed on January 13, 1999 after all the terms and conditions under paragraph 7 of the Agreement were met.

CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal years ended December 31, 1997 and 1998, there were no material transactions between the Company and its management.


INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal years ended December 31, 1997 and 1998, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS
No legal proceedings are pending at this time.


Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company is not aware of any quotations for its common stock, now or at any time within the past two years. At December 31, 1998, there were approximately 146 holders of record of the issued and outstanding shares of Issuer's common stock. Issuer has never paid a dividend on its outstanding equity. The Company currently has no established public trading market for its common stock. The Company plans to obtain a listing on NASDAQ at the earliest opportunity following successful registration with the SEC.


Item 10.    RECENT SALES OF UNREGISTERED SECURITIES

The Company in April 1997 performed a private placement of its shares pursuant to Rule 504 of Regulation D 504 of the Securities Act of 1933 whereby it issued 1,200,000 shares of its common stock. The Company is entitled to an exemption from registration of the shares issued under the private placement, pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as the total amount of shares sold was $1 million or less, the sale was made to both accredited and non-accredited investors and the Company was a non-reporting company at the time of the offering.

On October 20, 1998, the Company conducted a 7.5 to 1 reverse split of its shares of common stock and, subsequent to its merger with Atrium Group of Companies Limited, issued 10,000,000 shares of common stock to the shareholders of Atrium pursuant to the terms of the parties' agreement. An additional 100,000 shares of the Company's stock were issued to consultants of the Company since the acquisition of Atrium Group.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED

The securities of the registrant to be registered are 10,676,000 shares of voting common stock, $0.01 par value, no dividend.


Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of Directors and Officers of the Company are provided under Section XI of the Company's By-laws, a copy of which is attached hereto as an Exhibit 3. Additionally, Delaware General Corporation Law provides for the indemnification of Directors and Officers performing duties at the request of the Company.

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and
Stockholders of Regen Environmental Inc.

We have audited the accompanying balance sheet of Regen Environmental, Inc. (a development stage company) as of December 31, 1998, and the related statements of loss, cash flows and shareholders' equity for the e year then ended, and for the period from December 19, 1996 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an. opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regen Environmental, Inc., as of December 31, 1998, and the results of its operations and its cash flows for the year then ended and for the period from December 19, 1996 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses from operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Notes 2 and 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Graf Repetti & Co., LLP.
New York, New York
January 13, 1999

                     REGEN ENVIRONMENTAL, INC.
                  (A Development Stage Company)
                          BALANCE SHEET
                        DECEMBER 31, 1998


ASSETS
Current Assets
  Cash                                   $   0
  Other Current Assets                       0
                                        ----------
  Total Current Assets                       0

  Other Assets                               0
                                        ----------
  Total Assets                           $   0

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accounts Payable                        $   0
 Accrued Expenses                        5,150
                                       -----------
 Total Current Liabilities              $5,150

 Other Liabilities                           0
                                       -----------
 Total Liabilities                      $5,150

 Stockholders' Equity
  Common Stock, $.001 par value,
  Authorized 25,000.000 Shares;
  Issued and Outstanding 4,325,000
  Shares                                 4,325
 Additional Paid in Capital             23,300
 Deficit Accumulated During
  the Development Stage                (32,775)

                                       ----------
 Total Stockholders' Equity            ( 5,150)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $     0

The accompanying notes are an integral part of these financial statements

                    REGEN ENVIRONMENTAL, INC.
                  (A Development Stage Company)
                   CONDENSED STATEMENT OF LOSS
               FOR THE YEAR ENDED DECEMBER 31, 1998

                               For the Year            From
                                  Ended            Inception to
                           December 31, 1998    December 31, 1998
                              -------------        -------------
TOTAL REVENUES:                $      0             $      0
                                ----------           ----------

OPERATING EXPENSES:
Accounting                        5,000                5,000
Legal                             7,500               12,500
Filing Fee                           50                  150
Other Start Up Costs                  0               15,125
                                ----------           ----------

Total Operating Expenses         12,550               32,775
                                ----------           ----------

Operating Loss                 $(12,550)            $(32,775)
                                ----------           ----------

OTHER INCOME (EXPENSES):
Other Income                          0                    0
                                ----------           ----------
NET LOSS                       $(12,550)            $(32,775)

NET LOSS PER SHARE
        PRIMARY                $  (0.02)              $(0.06)
        DILUTED                $  (0.00)              $(0.02)
                                ----------           ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (Note 3)    576,000              567,647
                                ----------           ----------

The accompanying notes are an integral part of these financial statements.


                     REGEN ENVIRONMENTAL, INC.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
               FOR THE YEAR ENDED DECEMBER 31, 1998 AND
      FROM DECEMBER 19, 1996 (INCEPTION) TO DECEMBER 31, 1998

                              For the Year            From
                                 Ended            Inception to
                           December 31, 1998    December 31, 1998
                           -----------------    -----------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                      $(12,550)              $(32,775)
                               --------               --------

Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and
Liabilities Increase in
Accounts Payable and Accrued
Expenses                         5,050                  5,150
                               --------               --------

Total Adjustments                5,050                  5,150
                               --------               --------

Net Cash Used in
Operating Activities            (7,500)               (27,625)
                               --------               --------

CASH FLOWS FROM
FINANCING ACTIVITIES:

Additional Paid In Capital       7,500                 12,500
Proceeds from Insurance of
Common Stock                         0                 15,125
                               --------               --------
Net Cash Provided by
Financing Activities             7,500                 27,625
                               --------               --------

Net Change in Cash                   0                      0

Cash at Beginning of Period          0                      0

Cash at End of Period          $     0                $     0
                               --------               --------
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0                $     0
                               --------               --------
  Corporate Taxes              $     0                $     0
                               --------               --------
The accompanying notes are an integral part of these financial statements.


                       REGEN ENVIRONMENTAL, INC.
                    (A Development Stage Company)
               STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE YEAR ENDED DECEMBER 31, 1998


                                                         Total
                    COMMON STOCK ISSUED    Additional Accumulated Shareholders'
                    SHARES    PAR VALUE    Paid in Cap    Deficit    Equity
                -------------------------------------------------------------

ISSUANCE OF
3,125,000
SHARES
JANUARY 3, 1997     3,125,000   $ 3,125      $     0      $     0 $   3,125

ISSUANCE OF
1,200,000
SHARES
FEBRUARY 10, 1997   1,200,000     1,200       10,800            0    12,000

NET LOSS
FOR THE
PERIOD FROM
INCEPTION TO
DECEMBER 31, 1997           0         0        5,000     (20,225)   (15,225)
                 -----------------------------------------------------------
BALANCE
DECEMBER 31, 1997    4,325,000    4,325       15,800     (20,225)   (   100)

NET LOSS
FOR THE
YEAR ENDED
DECEMBER 31, 1998            0        0        7,500     (12,550)   ( 5,050)
                 -----------------------------------------------------------
BALANCE
DECEMBER 31, 1998    4,325,000   $4,325      $23,300    $(32,775)  $( 5,150)

The accompanying notes are an integral part of these financial statements.

                     REGEN ENVIRONMENTAL, INC.
                   (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1998

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A.   Description of Company
Regen Environmental, Inc. ("the Company") is a for profit corporation incorporated under the laws of the State of Delaware on December 19, 1996. On February 17, 1997 its name was changed to Total Golf Inc. On April 16, 1998 is name was changed to Tallman Supply Inc. On November 11, 1998 its name was changed to Regen Environmental Inc. The Company's principal objective is to identify, develop and market emergent bioenvironmental technologies.

B.   Basis of Presentation
Financial statements are prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

C.   Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all short-term investments with maturity of three months or less to be cash equivalents.

D.   Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that, affect certain reported amounts and disclosures. Accordingly actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Notes 2 and 4.


NOTE 2 - LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional, capital, and ultimately, having net income. The Company's limited operating history including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to December 31, 1998 no revenue and a net loss from operations of $32,775.
As of December 31, 1998 the Company had a net capital deficiency of $5,150.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with the start up of its bioenvironmental technologies. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. Regen Environmental Inc., does not have a working capital line of credit with any financial institution.
Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. See Note 4.

NOTE 3 - EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares outstanding recognizing on a retroactive basis the reverse stock split described in Note 4 which occurred after the balance sheet date and before the financial statements were issued.

                             For the Year        From Inception
                                Ended                  To
                          December 31, 1998     December 31, 1998
                          ---------------------------------------
      Net Loss per share
               Primary         $(0.02)              $(0.06)
               Diluted         $(0.00)              $(0.02)


NOTE 4 - SUBSEQUENT EVENTS

On October 20, 1998, the Company entered into an agreement whereby it agreed to purchase 100 percent of the issued and outstanding stock of Atrium Group of Companies Ltd., a company incorporated under the laws of England on December 16, 1997. Atrium Group is a developmental stage company with no assets and approximately $52,000 of liabilities as of November 30, 1998. Atrium Group has four subsidiaries, each incorporated under the laws of England in November 1997. The subsidiaries are: Atrium Metals Ltd., Atrium Agriculture Ltd., Atrium Healthcare Ltd., and Atri Ltd. After the purchase, the subsidiaries' names will change to Regen Metals Ltd., Regen Agriculture Ltd., Regen Carbon Tech Ltd., and Regen Solutions Ltd.

The agreement between Regen and Atrium Group calls for a one-for
7.5 reverse split of Regen's currently outstanding shares resulting in 576,000 shares outstanding. Regen will then issue 10,000,000 post-reverse split shares with a par value of $10,000 to the shareholders of Atrium Group in exchange for 100 percent of the issued and outstanding stock of Atrium Group.

The Company will account for the purchase agreement transaction as a capital transaction rather than a business combination. Additional paid in capital will be reduced for the $10,000 par value of the stock Regen will issue in exchange for the outstanding stock of Atrium. Regen will record Atrium Group's accrued expenses of $54,748 as its own liabilities with a corresponding increase in Regen's Deficit. No goodwill or other intangible asset will be recorded. Upon consummation of the transaction, Regen's prior historic financial statements will reflect Atrium Group's historic financial statements.

An additional 100,000 shares of post-reverse split shares will be issued to Eagle Ventures for consulting servies rendered in connection with the purchase agreement. From December 1, 1998 to January 13, 1999 Eagle Ventures is providing advice regarding Atrium's technologies and future possibilities of those technologies. The fair market value of the services rendered is $50,000 which will be recognized as an expense upon issuance of the stock. The issuance of stock to Eagle Ventures Ltd., is contingent upon closing of the purchase agreement. These shares are treated as contingent shares in the calculation of earnings per share.

The purchase agreement is subject to an assessment of some of the metals remediation technologies under development. Confirmation of satisfactory results in early 1999 allowed completion of the purchase agreement on January 13, 1999.

Also on October 20, 1998, the Company signed two notes payable. One note for $850,000 is due to Europoean Technology Investments, Ltd. ("ETI"). In return, Regen will receive $850,000 in loans from ETI over a one-year period as Regen achieves performance milestones listed below. The other note for $800,000 is due to Biotechnology & Healthcare Ventures, Ltd. In return, Regen will receive $800,000 in loans BHV over a one-year period as Regen achieves its performance milestones.

The following terms apply to both notes: 1) no interest shall accrue during the first 36 months of the loan period; 2) For the 24 months after the first 36-month period, interest only shall be paid quarterly in arrears computed quarterly on the unpaid balance at the U.S. Federal Reserve prime rate; 3) At the end of 60 months, the principle amount of each note shall be payable, at the discretion of the REI board, either in a lump sum of cash, or the equivalent value in shares of Regen, with the price per share being computed as the average share price over the last 5 trading days prior to the note being paid.


The Company intends to account for the interest payments by the use of the interest method based on the five year life of the notes. Interest expense will be recorded in each period the loan is outstanding at an interest rate such that the present value of the interest expense over the life of the loan equals the present value of the interest payments required under the terms of the notes.

The principal amount of the note to ETI is $850,000; the principal amount of the note, to BHV is $800,000. Each note is dependent on the closing of the acquisition agreement between Regen and Atrium which took place as described above January 13, 1999. No cash was received from either ETI or BHV as of December 31, 1999. Therefore no asset or liability has been recorded on the financial statements. The principal amounts are due more than five years after the date of the financial statements.

ETI and BHV will each be issued 2,135,000 shares of Regen stock under the agreement to purchase Atrium Group. These 4,270,000 shares will be valued at their par value of $4,270 upon issuance with a corresponding asset on the balance sheet called deferred charges representing the cost of issuing the notes. These deferred charges will be amortized over the five year life of the notes.

These 4,270,000 shares will be held in escrow accounts as security for payment of the loans to Regen. The fair value of the shares at the time they are released from escrow will be recognized as a charge to income in that period. These shares are treated as contingent shares in the calculation of earnings per share.

After the purchase agreement closes, Regen will have 14,946,000 shares of stock outstanding.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors Atrium Group of Companies Limited

To the Board of Directors and
Stockholders of Atrium Group of Companies Limited

We have audited the accompanying balance sheet of Atrium Group of Companies Limited (a development stage company) as of November 30, 1998, and the related statements of loss, cash flows and shareholders' equity for the year then ended, and for the period from December 16, 1997 (inception) to November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an. opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atrium Group of Companies Limited as of November 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with U.S. Generally Accepted Accounting Principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses from operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Graf Repetti & Co., LLP.
New York, New York
June 3, 1999

                  ATRIUM GROUP OF COMPANIES LTD.
                  (A Development Stage Company)
                          BALANCE SHEET
                        NOVEMBER 30, 1998


ASSETS
Current Assets
  Cash                                   $   0
  Other Current Assets                       0
                                        ----------
  Total Current Assets                       0

  Other Assets                               0
                                        ----------
  Total Assets                           $   0


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accounts Payable                        $   0
 Accrued Expenses                       54,748
                                       -----------
 Total Current Liabilities             $54,748

 Other Liabilities                           0
                                       -----------
 Total Liabilities                     $54,748

 Stockholders' Equity
  Common Stock, $.61 par value,
  Authorized 100,000 Shares;
  Issued and Outstanding 100 Shares         60
 Deficit Accumulated During
  the Development Stage                (54,809)
 Translation Adjustments                     1

                                       ----------
 Total Stockholders' Equity            (54,748)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $     0

The accompanying notes are an integral part of these financial statements.

                ATRIUM GROUP OF COMPANIES LIMITED
                  (A Development Stage Company)
             STATEMENT OF LOSS AND COMPREHENSIVE LOSS
     FROM DECEMBER 16, 1997 (INCEPTION) TO NOVEMBER 30, 1998



TOTAL REVENUES:                $      0
                                ----------

OPERATING EXPENSES:
Research and Development         51,162
Professional Fee - Accountant     2,400
Other Start Up Costs              1,247
                                ----------

Total Operating Expenses         54,809
                                ----------

Operating Loss                 $(54,809)
                                ----------

OTHER INCOME (EXPENSES):
Foreign Currency Translation
 Adjustments                          1
                                ----------
NET LOSS                       $(54,808)

NET LOSS PER SHARE             $(588.32)
                                ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING             93.16
                                ----------

The accompanying notes are an integral part of these financial statements.


                 ATRIUM GROUP OF COMPANIES LIMITED
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
     FROM DECEMBER 16, 1997 (INCEPTION) TO NOVEMBER 30, 1998



CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                      $(54,809)
                               --------

Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and
Liabilities Increase in
Accounts Payable and Accrued
Expenses                        54,748
                               --------

Total Adjustments               54,748
                               --------

Net Cash Used in
Operating Activities            (   61)
                               --------

CASH FLOWS FROM
FINANCING ACTIVITIES:

Proceeds from Insurance of
Common Stock                        60
                               --------

Net Cash Provided by
Financing Activities                60
                               --------

Effect of Exchange Rate
   Changes on Cash                   1
                               --------

Net Change in Cash                   0

Cash at Beginning of Period          0

Cash at End of Period          $     0
                               --------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0
                               --------
  Corporate Taxes              $     0
                               --------

The accompanying notes are an integral part of these financial statements.


                          ATRIUM GROUP OF COMPANIES LIMITED
                           (A Development Stage Company)
                     STATEMENT OF SHAREHOLDERS'EQUITY (DEFICIT)
                         FOR THE YEAR ENDED DECEMBER 31, 1998




                                                        Total
                  COMMON STOCK ISSUED   Additional   Accumulated Shareholders'
                    SHARES    PAR VALUE  Paid in Cap    Deficit    Equity
                 -------------------------------------------------------------

ISSUANCE OF
100 SHARES
JANUARY 8, 1998        100      $   60      $     0      $     0   $    60

NET LOSS
FOR THE
PERIOD FROM
INCEPTION TO
NOVEMBER 30, 1998        0           0        5,000      (54,808)  (54,808)
                -------------------------------------------------------------
BALANCE
NOVEMBER 30, 1998      100          60            0      (54,808)  (54,748)


The accompanying notes are an integral part of these financial statements.                    statements.


                ATRIUM GROUP OF COMPANIES LIMITED
                   (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         NOVEMBER 30, 1998

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    A. Description of Company
       Atrium Group of Companies Limited ("the Company") is a for-profit corporation incorporated under the laws of England on December 16, 1997. The Company's principal objective is to identify, develop, and market emergent bioenvironmental technologies. Atrium group has four subsidiaries, each incorporated under the laws of England in November 1997. The subsidiaries are: Atrium Metals Ltd., Atrium Agriculture Ltd., Atrium Healthcare Ltd., and Atri Ltd. After closing of the purchase agreement described in Note 4, the subsidiaries' names will change to Regen Metals Ltd., Regen Agriculture Ltd., Regen Carbon Tech Ltd., and Regen Solutions Ltd., respectively.

    B. Basis of Presentation
       The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles. These statements are also prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred. Amounts which are refundable or subject to future performance obligations are not recognized as revenue.

    C. Cash and Cash Equivalent
       For purposes of the statements of cash flows, the Company considers all short term investments with maturity of three months or less to be cash equivalents.

    D. Use of Estimates
       The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Notes 2 and 4.

    E.  Changes During the Period in Accumulated Other
        Comprehensive Income for Cumulative Translation
        Adjustments

        Beginning Cumulative Translation Adjustments      $0
        Ending Cumulative Translation Adjustments         $1

    F.  Consolidation Policy
        The accompanying consolidated financial statements include the accounts of the company and all of its wholly owned and majority owned subsidiaries. There were no inter-company transactions to eliminate in consolidation.


NOTE 2 - Liquidity

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company has from time of inception to November 30, 1998 no revenue and a net loss from operations of $54,809.
As of November 30, l999 the Company had a net capital deficiency of $54,748.

The Company requires additional capital principally to  meet its costs, for the implementation of its business plan, for general and administrative expenses and to fund costs associated with the start up of its bioenviromnental technologies. It is
not anticipated   that  the  Company will be able to meet its
financial obligations through internal net revenue in the foreseeable future. Atrium Group of Companies, Limited does not have a working capital line of credit with any financial institution. Therefore future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. See Note 4.


NOTE 3 - Earnings Per Share

                              From December 16, 1997 (Inception)
                                   To November 30, 1998

       Net Loss per share                 $(588.32)

       Net loss per share as presented represents both basic and diluted. The Company has not granted any options, warrants or other common stock equivalents.


NOTE 4 - Subsequent Events

On October 20, 1998, the Company entered into an agreement whereby it agreed to be purchased by Regen Environmental, Inc, a company incorporated under the laws of the State of Delaware. Regen Environmental, Inc., is a developmental. stage company with no assets and $5,150 of liabilities as of December 31, 1998. The agreement calls for a one-for 7.5 reverse split of Regen's currently outstanding shares resulting in 576,000 shares outstanding. Regen will then issue 10,000,000 post-reverse split shares with a par value of $10,000 to the shareholders of Atrium Group in exchange for 100 percent of the issued and outstanding stock of Atrium Group.

Regen will account for the purchase agreement transaction as a capital transaction rather than a business combination. Additional paid in capital will be reduced for the $10,000 par value of the stock Regen will issue in exchange for the outstanding stock of Atrium. Regen will record Atrium Group's accrued expenses of $54,748 as its own liabilities with a corresponding increase in Regen's deficit. No goodwill or other intangible asset will be recorded. Upon consummation of the transaction, Regen's prior historic financial statements will reflect Atrium Group's historic financial statements.

An additional 100,000 shares of post-reverse split shares of Regen will be issued to consultants in connection with the purchase agreement. From December 1, 1998 to January 13, 1999 Eagle Ventures is providing advice regarding Atrium's technologies and future possibilities of those technologies. The fair market value of the services rendered is $50,000 which will be recognized as an expense upon issuance of the stock. The issuance of stock to Eagle Ventures Ltd., is contingent upon closing of the purchase agreement.

The purchase agreement is subject to an assessment of some of the metals remediation technologies under development. Confirmation of satisfactory results in early 1999 allowed completion of the purchase agreement on January 13, 1999.

Also on October 20, 1998 Regen Environmental, Inc., signed two notes payable. One note for $850,000 is due to European Technology Investments, Ltd. In return, Regen will receive $850,000 in loans, from ETI over a one-year period as Regen achieves performance milestones. The other note for $800,000 is due to Biotethnology & Healthcare Ventures, Ltd. In return, Regen will receive $800,000 in loans from B&HVL over a one-year period as Regen achieves performance milestones.

The following terms apply to both notes: 1) No interest shall accrue during the first 36 months of the loan period. 2) For the 24 months after the first 36-month period, interest only shall be paid quarterly in arrears computed quarterly on the unpaid balance at the U.S. Federal Reserve prime rate. 3) At the end of 60 months the principal amount of each note shall be payable at the discretion of the REI board, either in a lump sum of cash or the equivalent value in shares of Regen, with the price per share being computed as the average share price over the last 5 trading days prior to the note being paid.

Regen intends to account for the interest payment by the use of the interest method based on the five year life of the notes. Interest expense will be recorded in each period the loan is outstanding at an interest rate such that the present value of the interest expense over the life of the loan equals the present value of the interest payments required under the terms of the notes.

The principal amount of the note to ETI is $850,000; the principal amount of the note to B&HVL is $800,000. Each note is dependent on the closing of the acquisition agreement between Regen and Atrium. As described above, not all terms were met until January 13, 1999 therefore no asset or liability has been recorded on the financial statements. The principal amounts are due more than five years after the date of the financial statements.

ETI and B&HVL will be each be issued 2,135,000 shares of Regen stock under the agreement to purchase Atrium Group. The 4,270,000 shares will be valued at their par value of $4,270 upon issuance, with a corresponding asset on the balance sheet called deferred charges, representing the cost of issuing the notes. These deferred charges will be amortized over the five year life of the notes.

These 4,270,000 shares will be held in escrow accounts as security for payment of the loans to Regen. The fair value of the shares at the time they are released from escrow will be recognized as a charge to income in that period. These shares are treated as contingent shares in the calculation of earnings per share.

After the purchase agreement closes, Regen will have 14,946,000 shares of stock outstanding.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE
No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS, EXHIBITS AND
             REPORTS ON FORM 8-K

(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data

(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.

EXHIBIT

   3         Certificate of incorporation and by-laws

   10        Material Contracts

   27        Financial Data Schedule


(C) REPORTS ON FORM 8-K
No Report on Form 8-K was filed during the fourth quarter of the period for which this Annual Report is filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


REGEN ENVIRONMENTAL INC.
----------------------
(Registrant)
Date: August 19, 1999

By: /s/ Chris Every
    ----------------------
    President